UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

(Mark one)

☒       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

or

☐          TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                 to

Commission file number 1-14023

A.           Full title of the plan and address of the plan, if different from that of the issuer named below:

Corporate Office Properties, L.P. Employee Retirement Savings Plan

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Corporate Office Properties Trust

6711 Columbia Gateway Drive, Suite 300

Columbia, Maryland 21046

TABLE OF CONTENTS

FORM 11-K

*                 Other supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

Corporate Office Properties, L.P. Employee Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Corporate Office Properties, L.P. Employee Retirement Savings Plan (the “Plan”) at December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2007 and Schedule of Delinquent Participant Contributions for the year ended December 31, 2007 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Baltimore, MD

June 26, 2008

Corporate Office Properties, L.P. Employee Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2007	2006
Assets
Investments, at fair value
Mutual funds	$11,808,352	$9,107,504
Common/collective fund	349,627	155,999
Corporate Office Properties Trust common shares	365,007	665,557
Participant loans	156,759	35,030
Plan investments	12,679,745	9,964,090

Receivables
Employer contribution (Note 4)	186,054	155,421
Participant contributions	50,801	36,788
Total receivables	236,855	192,209

Total assets	12,916,600	10,156,299

Liabilities
Corrective distributions payable (Note 4)	119,837	100,436
Other distribution payable	—	2,832
Total liabilities	119,837	103,268

Net assets reflecting all investments at fair value	12,796,763	10,053,031

Adjustment to contract value
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,066)	1,337

Net assets available for benefits	$12,794,697	$10,054,368

See accompanying notes to financial statements.

Corporate Office Properties, L.P. Employee Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2007

Additions
Investment income
Interest and dividend income	$785,182
Net depreciation in fair value of investments	(149,955)
Total investment income	635,227

Contributions
Employee	1,571,676
Employer (Note 4)	515,921
Rollovers	501,541
Total contributions	2,589,138

Net additions	3,224,365

Deductions
Benefits paid	463,885
Corrective distributions (Note 4)	19,401
Administrative expenses (Note 2)	750
Total deductions	484,036

Net increase	2,740,329

Net assets available for benefits
Beginning of year	10,054,368
End of year	$12,794,697

See accompanying notes to financial statements.

Corporate Office Properties, L.P. Employee Retirement Savings Plan

Notes to Financial Statements

1.              Description of Plan

The following description of the Corporate Office Properties, L.P. Employee Retirement Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan document or summary plan description for a more complete description of the Plan’s provisions.

General

        Corporate Office Properties, L.P. (the “Company”), which conducts almost all of Corporate Office Properties Trust’s operations and of which Corporate Office Properties Trust is the sole general partner, maintains the Plan for the benefit of the Company’s employees, as well as of those of its qualifying subsidiaries, who have completed at least 60 days of employment and are at least 21 years of age.  However, the Plan does not cover any employees who are nonresident aliens who have no source of income within the United States from the Company.  The Plan is a defined contribution pension plan intended to be qualified under section 401(a) of the Internal Revenue Code of 1986, as amended (the “IRC”), and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  The Plan allows participants to invest in common shares of beneficial interest, par value $0.01 per share, of Corporate Office Properties Trust (“common shares”).  The Plan administrator for the Plan is the Company and T. Rowe Price Trust Company is the Trustee for the Plan.

Contributions

        Participants may contribute up to 15% of their compensation, as defined in the Plan, per pay period on a before-tax basis, subject to limitations under the IRC.  Participants may also contribute up to 15% of their compensation per pay period on an after-tax basis.  Total before-tax contributions and after-tax contributions are limited to 15% of compensation.  Participants who are 50 years of age or older by the end of a particular plan year and have contributed the maximum 401(k) deferral amount allowed under the Plan for that year are eligible to contribute an additional portion of their annual compensation on a before-tax basis as catch-up contributions, up to the annual IRC limit.  Participants may rollover amounts from traditional individual retirement accounts (“IRAs”), 403(b) plans, 457 plans and other qualified retirement plans into the Plan.  Participants direct the investment of their contributions into various investment options offered by the Plan.  The Company matches 50% of the first 6% of pre-tax and/or after-tax contributions that a participant contributes to the Plan.

Participant Accounts

        Each participant’s account is credited with the participant’s contributions, Company matching contributions and an allocation of Plan earnings (losses).  Allocations are based on participant earnings or account balances, as defined in the Plan.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

        Participants immediately vest in their contributions and related earnings thereon. Vesting in the Company matching contribution portion of Participant accounts is based on years of continuous service.  A participant is 30% vested in Company matching contributions after one year of credited service, 60% vested after two years of credited service and 100% vested after three years of credited service.

Participant Loans

        Participants are eligible to obtain loans from the Plan, not to exceed the lesser of $50,000 or 50% of the vested balance of the participant’s account.  The loans are secured by the balance in the participant’s account and bear interest at rates that are commensurate with local prevailing rates, as determined by the Plan administrator.  At December 31, 2007, interest rates on participant loans ranged from 5.00% to 9.25% and the maturity dates on such loans ranged from January 2008 through November 2012.  Repayment of participants’ loan principal and interest is obtained through bi-weekly payroll deductions from such participants.

Payment of Benefits

        Upon termination of service, whether by death, disability, retirement or otherwise leaving the Company and its qualifying subsidiaries, a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a specified period.  Alternatively, a participant or applicable beneficiary may request that the Company make a direct transfer to another eligible retirement plan.  In the event of financial hardship (as defined by the Plan), participants may withdraw money from their Plan accounts while they are still employed.

Forfeitures

        Nonvested Company matching contributions are forfeited on the date a participant terminates employment with the Company or its qualifying subsidiaries.  Forfeitures are available for the Company to apply against future Company contributions.  Forfeited nonvested accounts totaled $88,560 at December 31, 2007 and $72,918 at December 31, 2006.  No forfeited nonvested accounts were used to reduce Company matching contributions during 2007.

Investment Options

        The Plan provides 24 T. Rowe Price mutual funds and one T. Rowe Price common/collective fund in which participants may choose to invest.  In addition, the participants of the Plan may also choose to invest in Corporate Office Properties Trust’s common shares.

Recent Accounting Pronouncements

        In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”).   SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements.  The Statement does not require any new fair value measurements but does apply under other accounting pronouncements that require or permit fair value measurements.  The changes to current practice resulting from the Statement relate to the definition of fair value, the methods used to measure fair value and the expanded disclosures about fair value measurements.  With respect to SFAS 157, the FASB also issued FASB Staff Position SFAS 157-2, “Effective Date of FASB Statement No. 157” (“FSP FAS 157-2”).  FSP FAS 157-2 amends SFAS 157 to defer the effective date of SFAS 157 for all non-financial assets and non-financial liabilities except those that are recognized or disclosed at fair value in the financial statements on a recurring basis to fiscal years beginning after November 15, 2008. Effective January 1, 2008, the Plan adopted, on a prospective basis, the portions of SFAS 157 not deferred by FSP FAS 157-2; this adoption did not have a material effect on the Plan’s financial statements. We do not believe that SFAS 157 will have a material impact on the Plan’s non-financial assets and non-financial liabilities.

2.              Summary of Accounting Policies

Basis of Accounting

        The financial statements of the Plan are prepared under the accrual basis of accounting.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Payment of Benefits

        Benefits are recorded when paid.

Investment Valuation and Income Recognition

        The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represents the net asset value of shares held by the Plan at year end.  The T. Rowe Price Stable Asset Fund is benefit-responsive and, therefore, is valued at fair value, with an adjustment to arrive at contract value based on information reported on the audited financial statements of the fund at year end.  Investments in Corporate Office Properties Trust’s common shares are valued at the closing market price of such shares at the end of the respective periods, as reported on the New York Stock Exchange.  Participant loans are valued at cost plus accrued interest, which approximates fair value.

        Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.  Interest income is recorded on the accrual basis.

        The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation and depreciation on those investments.

Administrative Expenses

        All costs and expenses incurred in connection with administration of the Plan are paid by the Company with the exception of loan fees, which are charged against the respective participants’ accounts.

3.              Investments

        The following presents the value and number of shares held of each investment that represents five percent or more of the Plan’s net assets as of the end of the respective periods:

	Value of Investments at		Number of Shares Held
	December 31,		at December 31,
	2007	2006	2007	2006
T. Rowe Price Mid-Cap Growth Fund	$1,890,948	$1,609,143	32,789	29,971
T. Rowe Price Equity Index 500 Fund	1,281,165	1,175,641	32,550	30,905
T. Rowe Price Growth Stock Fund	1,175,107	941,353	34,911	29,761
T. Rowe Price Small-Cap Value Fund	938,201	943,283	26,119	22,890
T. Rowe Price Retirement 2020 Fund	888,507	**	50,085	**
T. Rowe Price Equity Income Fund	812,436	674,614	28,912	22,830
T. Rowe Price International Stock Fund	735,660	504,157	43,920	29,956
T. Rowe Price Balanced Fund	644,958	521,265	31,309	24,484
Corporate Office Properties Trust common shares	*	665,557	*	13,187

*The balance of this investment does not represent more than 5% of the Plan’s assets at December 31, 2007.

**The balance of this investment does not represent more than 5% of the Plan’s assets at December 31, 2006.

The Plan’s investments depreciated in value by $149,955 in the year ended December 31, 2007 (including realized gains and losses on investments bought and sold, as well as unrealized gains and losses on investments held during the year). This depreciation was attributable to the following: $97,573 gain to investments in registered investment companies; $247,528 loss to investments in Corporate Office Properties Trust common shares; and $0 to investments in a common/collective fund.

4.     Corrective Distributions

        The Statement of Net Assets Available for Benefits reflects corrective distributions to participants classified as Highly Compensated Employees under IRC section 414(q) (“HCEs”) in order to remediate excess contributions made by such participants to the Plan; these distributions are included on the Statement of Net Assets Available for Benefits as corrective distributions payable totaling $119,837 at December 31, 2007 and $100,436 at December 31, 2006.

        The Plan financial statements also reflect additional employer contributions being made to participants not classified as HCEs to complete the remediation of a portion of the excess contributions made by HCEs described above; these contributions are included on the Statement of Net Assets Available for Benefits in employer contributions receivable totaling $119,837 at December 31, 2007 and $100,436 at December 31, 2006.

5.     Plan Termination

        Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan and discontinue its contributions at any time, subject to the provisions of ERISA.  In the event of termination, participants become 100% vested in their accounts.

6.     Related Parties

        Certain Plan investments are shares of mutual funds managed by T. Rowe Price Associates.  T. Rowe Price Associates and T. Rowe Price Trust Company are subsidiaries of T. Rowe Price Group, Inc.  Transactions with the Trustee, T. Rowe Price Trust Company, therefore qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules of ERISA.

        During 2007, the Plan purchased 5,245 common shares of Corporate Office Properties Trust for $229,483 and sold 6,845 common shares for $282,505.  The Plan held 11,588 common shares valued at $365,007 at December 31, 2007 and 13,187 common shares valued at $665,557 at December 31, 2006.

7.     Income Tax Status

        The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  The Plan administrator received a favorable determination letter dated July 13, 2005.

8.     Risks and Uncertainties

        The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

9.     Reconciliation of Financial Statements to Form 5500

        The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2007	2006
Net assets available for benefits per the financial statements	$12,794,697	$10,054,368
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	2,066	(1,337)
Net assets available for benefits per the Form 5500	$12,796,763	$10,053,031

The following is a reconciliation of investment income per the financial statements to the Form 5500:

December 31,
2007
Total investment income per the financial statements	$635,227
Adjustment from fair value to contract value for fully benefit-responsive investment contracts - current year	2,066
Adjustment from fair value to contract value for fully benefit-responsive investment contracts - prior year	1,337
Total investment income per the Form 5500	$638,630

Corporate Office Properties, L.P. Employee Retirement Savings Plan

Schedule H, Line 4a — Schedule of Delinquent Participant Contributions
Year Ended December 31, 2007

Total that Constitute Nonexempt
Participant Contributions Transferred Late to Plan	Prohibited Transactions
Various 2006 payroll dates - $4,331	$4,331
3/2/07 payroll date - $168,005	$168,005

Corporate Office Properties, L.P. Employee Retirement Savings Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2007

(a)	(b)	(c)	(d)	(e)
		Description of investment
		including maturity date, rate of
	Identity of issue, borrower, lessor	interest, collateral, par or		Current
	or similar party	maturity value	Cost**	Value

*	T. Rowe Price Mid-Cap Growth Fund	Registered investment company		$1,890,948
*	T. Rowe Price Equity Index 500 Fund	Registered investment company		1,281,165
*	T. Rowe Price Growth Stock Fund	Registered investment company		1,175,107
*	T. Rowe Price Small-Cap Value Fund	Registered investment company		938,201
*	T. Rowe Price Retirement 2020 Fund	Registered investment company		888,507
*	T. Rowe Price Equity Income Fund	Registered investment company		812,436
*	T. Rowe Price International Stock Fund	Registered investment company		735,660
*	T. Rowe Price Balanced Fund	Registered investment company		644,958
*	T. Rowe Price Retirement 2030 Fund	Registered investment company		577,385
*	T. Rowe Price Retirement 2025 Fund	Registered investment company		439,153
*	T. Rowe Price New Horizons Fund	Registered investment company		408,545
*	T. Rowe Price New Income Fund	Registered investment company		393,120
*	T. Rowe Price Media & Telecommunications	Registered investment company		361,218
*	T. Rowe Price Retirement 2040 Fund	Registered investment company		323,833
*	T. Rowe Price Science & Technology Fund	Registered investment company		319,955
*	T. Rowe Price Retirement 2035 Fund	Registered investment company		262,532
*	T. Rowe Price Retirement 2015 Fund	Registered investment company		128,281
*	T. Rowe Price Extended Equity Market Index	Registered investment company		89,176
*	T. Rowe Price Retirement 2045 Fund	Registered investment company		64,807
*	T. Rowe Price Retirement 2010 Fund	Registered investment company		39,783
*	T. Rowe Price Retirement Income Fund	Registered investment company		24,610
*	T. Rowe Price Retirement 2050 Fund	Registered investment company		5,023
*	T. Rowe Price Retirement 2005 Fund	Registered investment company		3,949
	Registered investment companies			11,808,352
*	T. Rowe Price Stable Value Fund	Common/collective fund		349,627
*	Corporate Office Properties Trust common shares	Common shares of the Company		365,007
*	Participant loans	Interest rates ranging from 5.00% to 9.25%, maturity dates ranging from January 2008 through November 2012		156,759
				$12,679,745

*   Denotes party-in-interest as defined by ERISA.

** Cost information not required for participant-directed accounts.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CORPORATE OFFICE PROPERTIES, L.P. EMPLOYEE
RETIREMENT SAVINGS PLAN

	BY:	CORPORATE OFFICE PROPERTIES, L.P.,
the Plan administrator

	BY:	CORPORATE OFFICE PROPERTIES TRUST,
the sole general partner

Date: June 26, 2008	BY:	/s/ Randall M. Griffin
Randall M. Griffin
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Title
23	Consent of Independent Registered Public Accounting Firm